Exhibit 99.1

NEWS

Starfield Resources Announces Joint Venture Agreement
For Diamond Exploration And Provides
Update On Nevoro Purchase

Toronto, Ontario - October 5, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Company’s Ferguson Lake Project in Nunavut.

“Based on our recently identified opportunities for diamond exploration in Nunavut, we were looking for a partner that was financially able and committed to commence exploration work in Nunavut this fall,” said Andre Douchane, President and CEO of Starfield Resources.  “The opportunity to retain an ownership interest in the diamond project was also a requirement. We believe that we have met our primary objectives in partnering with Thanda Resources. Thanda has an expert diamond team that has the knowledge and experience to quickly advance this project.”

The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment by Thanda, it may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

"We are very enthusiastic about working with Starfield on an aggressive diamond exploration program at the Ferguson Lake property,” said Sheila Ogilvie-Harris, President of Thanda Resources Inc. “We have already identified multiple targets and will start the initial drilling program this month."

The Thanda team is led by Dr. Matthew Field, a world class diamond resource geologist and recognized expert in kimberlite geology.  Dr. Field has over 23 years of wide-ranging experience with De Beers in diamond exploration and mining in many countries.  He has experience in many facets of the industry including target selection, exploration, production monitoring, resource reconciliation, project development and research.  He has managed ore-body delineation and sampling programs and has provided geological models and mineral resource estimates for large capital projects.  Most recently, Dr. Field led a research initiative to speed up resource evaluation programs, assess geological risk and bring the project to production more rapidly.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Starfield also announced that it has received overwhelming Nevoro shareholder approval, as well as court approval, for its previously announced acquisition of Nevoro Inc.  The Company expects to close the transaction by the end of this week.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

About Thanda

Thanda Resources Inc. is a privately held diamond exploration company.  For further information about Thanda, please contact Sheila Ogilvie-Harris, President, Thanda Resources Inc. 416-231-4175.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane	Greg Van Staveren	Connie Anderson
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext. 222	416-860-0400 ext. 223	416-860-0400 ext. 228
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.